Exhibit 99.1

Jupai Announces Changes to the Senior Management Team and the Board of Directors

SHANGHAI, January 4, 2019 - Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced changes to the senior management team and board of directors of the Company (the “Board”).

Mr. Liang Li has resigned as the chief operating officer (“COO”) of the Company, effective immediately, due to personal reasons.

Ms. Linda Wong has been appointed as the COO and has resigned as the Company’s independent director and a member of the audit committee and nominating and corporate governance committee, effective immediately.

Mr. Guoping Yang, who is currently an independent director of the Company, has been appointed as a member of the audit committee of the Board to replace Ms. Wong, effective immediately.

Mr. Hongchao Zhu, who is currently an independent director of the Company, has been appointed as a member of the nominating and corporate governance committee of the Board to replace Mr. Wong, effective immediately.

Mr. Jianda Ni said, “We are delighted that Ms. Wong has agreed to take on the role of Jupai’s chief operating officer. We have been working with Ms. Wong over the past three years in her capacity as our independent director. Ms. Wong is a pioneer in the consumer banking business in Mainland China since 2001 with a proven track record in developing and managing financial institutions. We strongly believe that Ms. Wong will be a valuable addition to the management team and will help Jupai realise its strategic plans. We would also like to thank Mr. Li for his invaluable contribution to Jupai over the past six years, and wish him all the best in his future endeavors.”

Prior to becoming Jupai’s COO, Ms. Wong had served as Jupai’s independent director since July 2015. Ms. Wong has over 25 years of experience in the banking business, and held leadership positions within top financial institutions including DBS, ABN AMRO, Citibank and Standard Chartered Bank. Over the past six years, Ms. Wong built start-up fintech companies for PingAn Insurance Group as well as Evergrande Group, and also provided consulting services to a P2P platform and internet banking project.

Ms. Wong holds an International Investment Advisory Certificate. She received her bachelor’s degree in computing science and statistics from University of Guelph, Canada and a diploma in business management form Henley on Thames, UK in 1999.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6026 9129
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Email: Jupai-IR@thefootegroup.com